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                                                                      EXHIBIT 99

                     MONROE BANK & TRUST (MBT) ANNOUNCES THE
                         RETIREMENT OF RONALD D. LABEAU

MONROE, MICHIGAN - At the October 23, 2003 Board meeting of Monroe Bank & Trust
(MBT) and MBT Financial Corp., Mr. Ronald D. LaBeau, Chairman and Chief Executive Officer, informed the Board that he will be retiring effective April 2, 2004. Mr. LaBeau has been in the CEO position since December 1998. During his tenure, the bank has grown from slightly over one billion dollars in assets to nearly 1.5 billion dollars.

 "Ron's strategic vision and leadership skills, along with his unparalleled industry experience have led MBT to exponential growth in recent years," said Doug Chaffin, President and COO. "We wish Ron success and happiness in all of his future endeavors."

Ron LaBeau, a Monroe native, has 35 years in the financial industry, beginning his career in 1968 at First National Bank of Monroe (subsequently Security Bank of Monroe and First of America) where he began as a loan officer and progressed to President, Chief Executive Officer. Mr. LaBeau held the position of Executive Vice President, Senior Lending Officer in Southern Monroe County at MBT prior to being appointed to President, CEO in 1998.

Mr. LaBeau stated, "I informed the Board that once succession management was established and a successor was ready to assume control of the company, that I would step down and retire from both the bank and the Board. That time is at hand. I feel that H. Douglas Chaffin has the ability to lead this Corporation into the future. He possesses the requisite business knowledge in the financial services sector to lead and grow this community oriented bank franchise. He understands the importance of customer service and the necessity of technological product offerings, which are the basis of the success that our bank has enjoyed. I am confident the company will continue to thrive under his leadership."

Mr. Chaffin joined MBT in 2001 as Executive Vice President and Senior Lending Manager, responsible for overseeing the bank's entire lending function, including Commercial, Mortgage, and Consumer lending. In January, 2003, Mr. Chaffin was promoted to President, Chief Operating Officer. Doug Chaffin has previously held executive positions in financial institutions including Huntington National Bank, Lincoln Financial Corporation, American Fletcher National Bank, and LaFayette National Bank.

Founded in 1858, Monroe Bank & Trust is one of the nation's largest community banks, with $1.5 billion in assets plus nearly $1 billion in trust assets. MBT is a full-service bank, offering a broad range of services, from personal and business accounts to complete credit options and the area's largest Trust Department. With 24 offices, 34 ATMs, PhoneLink telephone banking and eLink online banking, MBT is the area's most accessible bank.

MBT is proud to be an active supporter of the community through contributions, reinvestment, civic involvement and ENLIST, its employee volunteer program. MBT is a wholly owned subsidiary of MBT Financial Corp., a single bank holding company headquartered in Monroe, Michigan. Visit MBT's web site at www.MBandT.com.